UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                          to

Commission	file number: 0-15423

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

BancTrust Financial Group, Inc.

Employee Savings & Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BancTrust Financial Group, Inc.

100 Saint Joseph Street

Mobile, Alabama 36602

BANCTRUST FINANCIAL GROUP, INC.

EMPLOYEE SAVINGS & PROFIT SHARING PLAN

FINANCIAL REPORT

DECEMBER 31, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator

BancTrust Financial Group, Inc.

Employee Savings & Profit Sharing Plan

Mobile, Alabama

We have audited the accompanying statements of net assets available for benefits of BancTrust Financial Group, Inc. Employee Savings & Profit Sharing Plan as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of BancTrust Financial Group, Inc. Employee Savings & Profit Sharing Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with U. S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mauldin & Jenkins, LLC

Birmingham, Alabama

June 13, 2007

BANCTRUST FINANCIAL GROUP, INC.

EMPLOYEE SAVINGS & PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2006 AND 2005

	2006	2005
Cash and cash equivalents	$348,214	$93,940

Investments, at fair value:
Mutual funds	16,453,839	13,964,426
Money market funds	783,664	728,426
BancTrust Financial Group, Inc. common stock	1,991,453	1,350,841

Total investments	19,228,956	16,043,693

Receivables:
Employer contribution	541,813	522,393
Employee contributions	46,871	28,421
Accrued income	145,968	56,609

Total receivables	734,652	607,423

Net assets available for benefits	$20,311,822	$16,745,056

The accompanying notes are an integral part of these financial statements.

BANCTRUST FINANCIAL GROUP, INC.

EMPLOYEE SAVINGS & PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2006

Additions to net assets attributed to:
Net investment income:
Interest and dividends	$1,101,753
Net appreciation in fair value of investments	1,771,010

2,872,763

Contributions:
Employer	1,007,337
Employees	1,086,075

2,093,412

Total additions	4,966,175

Deductions from net assets attributed to:
Benefits paid to participants	(1,399,409)

Net increase in net assets available for benefits	3,566,766
Net assets available for benefits:
Beginning of year	16,745,056

End of year	$20,311,822

The accompanying notes are an integral part of these financial statements.

BANCTRUST FINANCIAL GROUP, INC.

EMPLOYEE SAVINGS & PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1.	PLAN DESCRIPTION

The following description of BancTrust Financial Group, Inc. Employee Savings & Profit Sharing Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established January 1, 1998 by BancTrust Financial Group, Inc. (the “Company”), under the provisions of Section 401(a) of the Internal Revenue Code (IRC), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company.

The Plan is available to all employees of the Company and its subsidiaries having at least one month of service and being 21 years of age or older. In addition, any employee or participant whose employment has been terminated and who is subsequently reemployed is eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Plan Administration

The Plan’s assets are held by and the Plan is administered by BancTrust Company, Inc. (the “Trustee”), a subsidiary of the Company.

Contributions

A participant may elect to contribute a specific percentage up to 75% of bimonthly or monthly compensation (as defined by the Plan), subject to the Internal Revenue Service (IRS) limitations. The Company matches employee contributions in accordance with the following schedule: 100% for the first 2% of employee contributions, 75% for the second 2% of employee contributions, 50% for the third 2% of employee contributions, up to a maximum of 75% of 6% employee contributions. Additional discretionary amounts may be contributed at the option of the Company’s Board of Directors and totaled $383,961 for the year ended December 31, 2006.

Participant Accounts

Individual participant accounts are maintained to reflect the participant’s contributions and earnings or losses thereon, employer matching contributions and allocated earnings or losses thereon, and employer profit sharing and allocated earnings or losses thereon.

Allocations are based on the participant’s investment earnings or losses base, as defined, multiplied by the calculated rate of return for the separate investments. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

NOTES TO FINANCIAL STATEMENTS

NOTE 1.	PLAN DESCRIPTION (Continued)

Forfeitures

Forfeitures are used to reduce employer contributions during the year. For the year ended December 31, 2006, employer contributions were reduced by $30,865 from forfeited nonvested accounts.

Vesting

Participants are immediately vested in their voluntary contributions, adjusted for allocated earnings or losses thereon. Vesting in the remainder of their account is based on years of credited service. Participants become 100% vested after three and five years of credited service for matching contribution and additional discretionary employer contributions, respectively, with no vesting before three and five years of credited service.

A participant also becomes fully vested in his or her account balance on the first day of the month coincident with or following the participant’s sixty-fifth birthday or upon death or termination of employment due to disability.

Investment Options

Participants may direct their contributions, and any related earnings or losses thereon, into various investment options including money market funds, mutual funds, or Company common stock. The underlying assets of mutual funds are invested in publicly traded equity, debt and other securities.

Distributions

Upon retirement, death, disability, or termination of service, a participant may elect to receive a lump-sum distribution equal to his or her vested account balance or installment payments.

Participant Loans

Participant loans are not permitted by the Plan.

Administrative Expenses

Administrative expenses incurred by the Plan are paid by the Company.

NOTES TO FINANCIAL STATEMENTS

NOTE 2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements are presented on the accrual basis of accounting, in accordance with U.S. generally accepted accounting principles.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from these estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

Net Appreciation in Fair Value of Investments

Net appreciation in fair value of investments, as recorded in the accompanying statements of changes in net assets available for benefits, includes changes in fair value of investments acquired, sold, or held during the year. Purchases and sales of securities are recorded on a trade-date basis.

Benefit Payments

Benefits are recorded when paid.

NOTES TO FINANCIAL STATEMENTS

NOTE 3.	INVESTMENTS

The fair value of individual assets that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2006 and 2005 are as follows:

	Units	Fair Value
2006:
Washington Mutual Investors Fund	104,525	$3,642,700
American Balanced Fund	168,374	3,204,159
AMCAP Fund	105,333	2,114,034
BancTrust Financial Group, Inc. common stock	78,035	1,991,453
Fundamental Investors Fund	49,096	1,966,804
New Perspective Fund	60,708	1,927,475
Capital Income Builder Fund	29,461	1,800,386
2005:
Washington Mutual Investors Fund	107,328	$3,310,004
American Balanced Fund	142,903	2,546,537
Fundamental Investors Fund	46,436	1,643,837
AMCAP Fund	95,535	1,826,627
New Perspective Fund	55,965	1,602,283
Capital Income Builder Fund	25,814	1,368,916
BancTrust Financial Group, Inc. common stock	67,206	1,350,841

For the year ended December 31, 2006, the Plan’s investments appreciated in fair value as follows:

Fair value as determined by quoted market value:
Mutual funds		$1,367,537
BancTrust Financial Group, Inc. common stock		403,473

		$1,771,010

NOTES TO FINANCIAL STATEMENTS

NOTE 4.	RELATED PARTY TRANSACTIONS

The Trustee, BancTrust Company, Inc., acts as trustee, custodian and record keeper of the Plan. The Trustee is a subsidiary of the Company. Additionally, at December 31, 2006 and 2005, the Plan owned $1,991,453 (78,035 shares) and $1,350,841 (67,206 shares), respectively, in Company stock. In 2006, dividends received by the Plan on Company stock were $38,587.

NOTE 5.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested in their account balances.

NOTE 6.	TAX STATUS

The Plan adopted a non-standardized form of a prototype plan sponsored by BancTrust Company, Inc. The prototype plan has received a determination letter from the Internal Revenue Service as to the prototype plan’s qualified status. The prototype plan determination letter has been relied upon by this Plan. The Plan Administrator believes the Plan is designed and is being operated in compliance with the applicable provisions of the Internal Revenue Code.

NOTE 7.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

NOTES TO FINANCIAL STATEMENTS

NOTE 8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2006 and 2005 to Form 5500:

	2006	2005
Net assets available for benefits per financial statements:	$20,311,822	$16,745,056
Cash to accrual adjustment for accrued interest and dividends	(145,968)	(56,609)
Timing differences associated with benefit payments	—	(12,990)

Net assets available for benefits per the Form 5500	$20,165,854	$16,675,457

The following is a reconciliation of changes in net assets available for benefits per the financial statements at December 31, 2006 to Form 5500:

		2006
Change in net assets available for benefits per the financial statements		$3,566,766
Timing differences associated with benefit payments		—
Cash to accrual adjustment for accrued interest and dividends		(76,370)

Change in net assets available for benefits per the Form 5500		$3,490,396

BANCTRUST FINANCIAL GROUP, INC.

EMPLOYEE SAVINGS & PROFIT SHARING PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2006

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment	Current Value
Federated U.S. Treasury	Federated U.S. Treasury #59	$488

Federated Money Market	Federated Money Market #18	783,176

	Total money market funds	783,664

The American Funds	AMCAP Fund	2,114,034
The American Funds	American Balanced Fund	3,204,159
The American Funds	Bond Fund of America	397,921
The American Funds	Capital Income Builder Fund	1,800,386
The American Funds	Fundamental Investors Fund	1,966,804
The American Funds	New Perspective Fund	1,927,475
The American Funds	Washington Mutual Investors Fund	3,642,700
The American Funds	Euro Pacific Growth Fund	381,695
Federated Investors	Federated Kaufman Fund Class A #66	382,201
Federated Investors	Federated Growth Strategy Fund Class A #48	145,233
T. Leavell & Associates, Inc.	Government Street Equity Fund	252,451
T. Leavell & Associates, Inc.	Government Street Bond Fund	108,700
Old Mutual Investment Funds	Old Mutual Technology & Communication Fund	130,080

	Total mutual funds	16,453,839

*BancTrust Financial Group, Inc.	Common stock	1,991,453

	Total investments	$19,228,956

*	Represents a party-in-interest.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BancTrust Financial Group, Inc. Employee Savings & Profit Sharing Plan By: BancTrust Company, Inc., as its Plan Administrator and Trustee

By:	/s/ Dan Britton
Dan Britton As its President

Dated: June 28, 2007